

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 13, 2016

Via E-mail
Mr. Philip V. Bancroft
Executive Vice President and Chief Financial Officer
Chubb Limited
Baerengasse 32
Zurich, Switzerland CH-8001

> **Re: Chubb Limited**
> **Form 8-K Filed May 5, 2016**
> **File No. 001-11778**

Dear Mr. Bancroft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibits 99.1 and 99.2

1. You disclose pro forma results reporting the combined company inclusive of the first 14 days of January 2016 (period prior to the acquisition that closed January 14, 2016) and Legacy ACE plus Legacy Chubb Corp historical results for 2015 prepared exclusive of the impact of purchase accounting related to the Chubb Corp acquisition, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 on the use of non-GAAP financial measures, specifically question 100.04. Please review this guidance when preparing your next earnings release and future periodic reports. In this regard, please confirm that you will revise your disclosures when preparing your next earnings release and future periodic reports, as applicable, for the following items:

    *   Remove reference to the words "pro forma" in your presentation. Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is different than your presentation.

- Remove reference to the words "as reported" related to your non-GAAP measures as you do not include these measures in your periodic reports and it could imply they are GAAP numbers.
- Clearly label and define all non-GAAP measures. For example, it does not appear that PGAAP and core as related to your results of operations and underwriting performance are clearly defined.

2. In addition, we noted the following items that are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 on the use of non-GAAP financial measures. Please confirm that you will comply with the guidance in your next earnings release and future periodic reports.
   - In the headline of the news release as well as in the text following the headline, provide financial guidance on a GAAP basis with equal or greater prominence to the non-GAAP financial guidance. Refer to Question 102.10. This would also apply to the Chairman and Chief Executive Officer's remarks on page 2 of exhibit 99.1.
   - The operating income reconciliation on page 26 of Exhibit 99.2 nets tax effect of the first two items which now must be shown separately under Question 102.11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Ibolya Ignat at (202) 551-3636 or Sasha S. Parikh at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance